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                            June 22, 2021

       Barry Kostiner
       Chairman and CEO
       Sagaliam Acquisition Corp.
       1800 Avenue of the Stars, Suite 1475
       Los Angeles, CA 90067

                                                        Re: Sagaliam
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2021
                                                            File No. 333-256473

       Dear Mr. Kostiner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please revise your summary section to clarify that the low price that your sponsor paid for the founder shares
creates an incentive whereby your sponsor could potentially make a substantial profit
even if you select an acquisition target that subsequently declines in value and is
unprofitable for public investors. Please also include a risk factor to discuss this risk.
       Financial Advisory Services, page 8

   2. We note the disclosure that the financial advisory services being provided by Palladium are independent from
those being provided by the underwriters. Please revise to describe the services being
provided by Palladium in connection with this offering. Please also
 Barry Kostiner
Sagaliam Acquisition Corp.
June 22, 2021
Page 2
         disclose in this section the advisory compensation shares that will be issued to Palladium.
         Finally, please file your agreement with Palladium as an exhibit to the registration statement or tell us why it is not required to be filed.
Limited Payment to Insiders, page 27

3. Reference is made to the second bullet point. With regard to officers' cash salaries, provide further clarification of the services to be provided in light of (1) your status as a shell company, (2) the officers' obligations to other entities, and
(3) disclosure indicating
         that the officers are not required to allocate a minimum percentage of time to you. Also, disclose the individual salary amounts for each officer as you have done on page 104.
         Finally, we note that Exhibit 10.8 does not specify the individual salary amounts. Tell us whether there is another compensation agreement relating to the salaries.
Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, page 58

4. Reference is made to the first paragraph where you state that for actions under the
         Securities Act, "the Court of Chancery and the federal district court for the District of
         Delaware shall have concurrent jurisdiction." The second paragraph of this risk factor and the fourth paragraph on page 122 state, "unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder." Please reconcile the disclosure.
Rights, page
FirstName    119
           LastNameBarry    Kostiner
Comapany
5.         NameSagaliam
       Please               Acquisition
              explain the reference      Corp. provisions" in Section 7.3 of
the Form of Rights
                                    to "forum
       Agreement
June 22, 2021 Pageand
                    2 describe these provisions, including risk factor disclosure, as appropriate.
FirstName LastName
 Barry Kostiner
FirstName  LastNameBarry
Sagaliam Acquisition Corp.Kostiner
Comapany
June       NameSagaliam Acquisition Corp.
     22, 2021
June 22,
Page 3 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow at 202-551-6524 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance